[Graphic Omitted]                                     2806 Ipswich Road, Darra
PROGEN                                                Queensland 4076 Australia
INDUSTRIES LIMITED                                    PO Box 28 Richlands B.C.
                                                      Queensland 4077 Australia
5 September 2005                                      Telephone: +61 7 3273 9100
                                                      Facsimile: +61 7 3375 1168


Company Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000.

Dear Sir,

RE: PRELIMINARY FINAL REPORT 30 JUNE 2005.

The following information is provided to the ASX under listing rule 4.3A.

1. The Board of Progen Industries Limited announce the results of the Company for the year ending 30 June 2005 including comparative information for the year ending 30 June 2004. The results as reported have been audited.

2.                           "RESULTS FOR ANNOUNCEMENT TO THE MARKET"

2.1. The amount and percentage change up or down from the           Down 49.7% to $3,114,000
previous corresponding period of revenue from ordinary
activities.
------------------------------------------------------------------  ---------------------------------------------
2.2. The amount and percentage change up or down from the           Loss up by 24.2% to $5,937,000
previous corresponding period of profit (loss) from ordinary activities after tax attributable to members.
------------------------------------------------------------------  ---------------------------------------------
2.3. The amount and percentage change up or down from the           Loss up by 24.2% to $5,937,000
previous corresponding period of net profit (loss) for the
period attributable to members.
------------------------------------------------------------------  ---------------------------------------------
2.4. The amount per security and franked amount per security        $Nil. It is not proposed to pay dividends
of final and interim dividends or a statement that it is not proposed to pay dividends.
------------------------------------------------------------------  ---------------------------------------------
2.5, The record date for determining entitlements to dividends      Not applicable
(if any).
------------------------------------------------------------------  ---------------------------------------------
2.6. A brief explanation of any figures in 2.1 to 2.4 necessary to  During the previous corresponding period
enable the figures to be understood.                                the Company divested its Life Science
                                                                    division.   Excluding  the  results  of that
                                                                    division from the previous corresponding
                                                                    period the figures in 2.1, 2.2 and 2.3 are:
                                                                    -    2.1 . Revenue down 10.6% to
                                                                         $3,114,000.
                                                                    -    2.2 and 2.3. Loss up by 4.2% to
                                                                         $5,937,000.
------------------------------------------------------------------  ---------------------------------------------

9. Net tangible assets per security is $0.63, the previous corresponding figure is $0.49.

In relation to items 3 to 8 and 10 to 14 please refer to the attached Financial Report.


/s/Linton Burns
Linton Burns
COMPANY SECRETARY

                            PROGEN INDUSTRIES LIMITED
                              ABN: 82 010 975 612


                                FINANCIAL REPORT


                               FOR THE YEAR ENDED
                                  30 JUNE 2005

PROGEN INDUSTRIES LIMITED

DIRECTORS' REPORT
--------------------------------------------------------------------------------

Your directors present their report on the Company for the year ended 30 June 2005.

1. DIRECTORS

     The names and details of the Company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

     As at the date of this report the directors' interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

     Director                   Qualifications/Experience                Special            Directors'
                                                                     Responsibilities       Interests
                                                                                         ----------------
                                                                                         Shares   Options
     -------------------------  -----------------------------------  ------------------  -------  -------
     S. Chang                   B.Eng                                Executive           736,424   75,000
                                Director of Capac International      Chairman
                                Pty. Ltd.
     -------------------------  -----------------------------------  ------------------  -------  -------
     L.J. Lee                   B.Eng Sc MBA                         Managing            160,000   50,000
                                                                     Director
     -------------------------  -----------------------------------  ------------------  -------  -------
     Prof. J.R. Zalcberg        MB BS Ph.D. FRACP Director of        Non-Executive       115,849   75,000
                                Haematology and Medical Oncology     Director. Member
                                Peter MacCailum Cancer Institute.    of Audit
                                                                     Committee.
     -------------------------  -----------------------------------  ------------------  -------  -------
     P.O. Burns                 BA LLB (Harvard) (Hons) Non-         Non-Executive       100,500   75,000
                                Executive Director of ChemGenex      Director. Member
                                Pharmaceuticals Limited since July   of Audit
                                2005 and Director and consultant to  Committee and
                                many early stage technology          Remuneration
                                companies.                           Committee.
     -------------------------  -----------------------------------  ------------------  -------  -------
     Dr M.L. Eutick             BSc (Hons) Ph.D. OAM Director of     Non-Executive       100,000   75,000
                                a number of advanced scientific      Director. Member
                                and technological companies.         of Audit
                                                                     Committee and
                                                                     Remuneration
                                                                     Committee.
     -------------------------  -----------------------------------  ------------------  -------  -------
     Dr S.S.C. Chang            MD PhD Director and CEO Medigen      Non-Executive       100,000        -
                                Biotechnology Corporation, Taiwan    Director
     -------------------------  -----------------------------------  ------------------  -------  -------
     E. Cheng                   B.E. Chemical Engineering. MBA       Alternate Director        -        -
                                                                     to Dr S.S.C.
                                                                     Chang
     ----------------------------------------------------------------------------------------------------

2. COMPANY SECRETARY

     Linton W. P. Burns CA

     Mr. Burns was appointed Chief Financial Officer and Company Secretary in August 2004. Professionally he has attained international financial experience in publicly listed and privately held companies in a variety of industries including Biotechnology. He previously held a similar position with Bresagen Limited.

3. EARNINGS PER SHARE                                        2005       2004
                                                               $          $
     Basic and diluted loss per share (cents per share)     (16.6)     (14.6)

PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------

4. DIVIDENDS

     No dividends have been paid or recommended.

5. CORPORATE INFORMATION

     The Company is limited by shares, incorporated in Queensland and domiciled in Australia.

6. EMPLOYEES

     The Company employed 41 employees as at 30 June 2005 (2004: 43 employees).

7. RESULTS AND REVIEW OF OPERATIONS

     COMPANY OVERVIEW
     ----------------
     The principal activities of Progen Industries Limited during the year continued to be:
     - Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and
     - The provision of contract services related to the process development, manufacture and quality assurance of biological products.

     The Company's objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of small molecule-based therapeutics for cancer and other serious diseases.

     Our two operating divisions are Research and Development (R&D) and Contract Manufacturing,

     OPERATING RESULTS FOR THE YEAR
     ------------------------------
     To be read in conjunction with the attached Financial Report.

     Total operating revenue was down 38.0% year on year at $3.114 million. In the previous corresponding period the Life Sciences division contributed $1.536 million to operating revenues. This division was divested in November 2003. Excluding Life Sciences, operating revenues were down 10.6% year on year, this decline being attributable to our Contract Manufacturing division concentrating on the production of PI-88 for our clinical trial program over pursuit of external revenue generating contracts.

     The overall operating result for the year ended 30 June 2005 a loss of $5.937 million, being an increase of 24.2% over the prior year loss. Excluding the results of the Life Sciences division the loss was up 4.2% over the previous year primarily due to reduced Contract Manufacturing revenues recorded over the previous reporting period.

     An analysis by business segment follows.

     --------------------------------------------------------------
                                                      2005    2004
                                          % CHANGE    $000    $000
     -----------------------------------  ---------  ------  ------
     REVENUE FROM OPERATING ACTIVITIES
     -----------------------------------  ---------  ------  ------
     Research & Development                   (1.2)     826     836
     -----------------------------------  ---------  ------  ------
     Life Sciences                              N/A       -   1,536
     -----------------------------------  ---------  ------  ------
     Contract Manufacture                    (26.9)   1,428   1,954
     -----------------------------------  ---------  ------  ------
     Unallocated                             (53.9)     860     693
     -----------------------------------  ---------  ------  ------
     TOTAL REVENUE FROM OPERATING
     ACTIVITIES                              (38.0)   3,114   5,019
     -----------------------------------  ---------  ------  ------
     Revenue from Sale of Life Sciences         N/A       -   1,174
     -----------------------------------  ---------  ------  ------
     TOTAL REVENUE                           (49.7)   3,114   6,193
     --------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------

     ----------------------------------------------------------------------
                                                           2005      2004
                                              % CHANGE     $000      $000
     ---------------------------------------  ---------  --------  --------
     SEGMENT RESULT
     ---------------------------------------  ---------  --------  --------
     Research & Development                       14.9    (3,540)   (4,158)
     ---------------------------------------  ---------  --------  --------
     Life Sciences                                  N/A        -       236
     ---------------------------------------  ---------  --------  --------
     Contract Manufacture                       (140.0)     (244)      614
     ---------------------------------------  ---------  --------  --------
     Share of (loss) of associate accounted
     for using equity method                        N/A        -       183
     ---------------------------------------  ---------  --------  --------
     Unallocated                                 (30.0)   (2,153)   (1,656)
     ---------------------------------------  ---------  --------  --------
     OPERATING (LOSS)                            (24.2)   (5,937)   (4,781)
     ----------------------------------------------------------------------

     RESEARCH AND DEVELOPMENT (R&D)

     The primary activities of the R&D division continue to be the following activities:
     1. The clinical development of the Company's anti-cancer drug candidates PI-88 and PI-166; and
     2.   The  drug  discovery  program.

     PI-88 is the Company's most advanced compound within our oncology pipeline. Our principal objective is to commercialize PI-88 as an anti-cancer therapy applicable to a broad range of cancer types. PI-88 is currently being evaluated in Phase II human clinical trials. All PI-88 clinical trials are being conducted under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

     Patient recruitment onto the Pi-88 Phase lI Advanced Lung Cancer trial continued throughout the current year. 80 patients have now been recruited onto this trial. In total approximately 100 patients are to be recruited and current expectations are that recruitment will complete by the end of the 2005 calendar year.

     In May 2005 the Company announced the commencement of a PI-88 Phase II Advanced Melanoma trial in combination with the chemotherapy agent dacarbazine. To date 5 patients have been recruited to this trial. In total approximately 100 patients will be recruited and conservatively recruitment may take up to 2 years. The costs of this trial are being co-funded by our Strategic Alliance partners Medigen Biotechnology Corporation ("Medigen").

     The Company recently announced the commencement of a PI-88 Phase II Advanced Prostate trial in combination with the chemotherapy agent Taxotere(R). This trial was initiated by oncology investigators based at the Royal North Shore Hospital in Sydney and is being substantially funded by the pharmaceutical company Sanofi-Aventis who market Taxotere(R). In total the trial will recruit up to 82 patients with 2 having been enrolled to date.

     The Company is not expecting expenditure on the PI-88 Phase II clinical development program to increase materially above the current year as the Advanced Melanoma trial in combination with dacarbazine is being co-funded by Medigen and the cost to Progen of the advanced prostate cancer trial is relatively small given the financial support from Sanofi-Aventis. However, the Company is expecting an increase on regulatory expenditure as it readies itself for submitting a dossier to the FDA as required at the completion of Phase IE trials.

     PI-166, the Company's second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs and retains the active drug constituent at the tumour site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer). PI-166 is currently being tested in a Phase I clinical trial with the primary objective being to investigate the safety and tolerability of escalating doses of Pl-166 in patients with advanced stage primary liver cancer where surgical intervention is no longer an option (unresectable). 13 patients have been enrolled onto this trial.

PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------

     The goal of our drug discovery program is to discover and develop small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer. The drug discovery program involves an ongoing collaboration with the academic laboratory of Professor Martin Banwell of the Research School of Chemistry at the Australian National University. This program was partially funded by a $3.1 million Australian federal government AusIndustry Start grant that ended in June 2005. We recently accepted a $3.394 million Commercial Ready grant that will continue to partially fund this program for the next three years.

     The net investment in our research and development initiatives decreased year on year by $618,000 or 14.9% to $3.54 million due mainly to the following:
     1. Expenditure on our PI-88 clinical development program decreasing $193,000 to $1,425,000 due to the completion of patient recruitment into PR88201 (Phase I/II melanoma single-agent) and PR88103 (Phase I Lung combination) trials in the previous corresponding period resulting in a reduction in clinical development expenditure. This was off-set somewhat by an increase in expenditure on the PR88202 (Phase II Lung combination) trial due to an increase in patient recruitment and the commencement of the PR88205 (Phase II melanoma combination) trial;
     2. During the financial year ended 30 June 2005 we commenced a randomised Pi-88 Phase II trial in conjunction with the chemotherapy agent dacarbazine in patients with metastatic Melanoma. This trial is being co-funded by our strategic alliance partners Medigen Biotechnology Corporation. During the year they contributed $59,000 to the costs of running this trial; and
     3. Expenditure on our drug discovery program declined $389,000 primarily due to the sponsored research contract with the Griffith University glycomics program having completed in the previous reporting period. Our drug discovery program is partially funded by an AusIndustry Start grant. This grant contributed $767,000 to the costs incurred in funding this program during the financial year ended 30 June 2005. The AusIndustry Start grant expired on 30 June 2005. The Company announced in July that it was successful in being awarded an AusIndustry Commercial Ready grant that will continue to partially fund this program over the next three years.

     CONTRACT MANUFACTURING

     The primary activities of the Contract Manufacturing division continue to be the manufacture of therapeutic products, including PI-88, and bioprocess technology development services. This division operates a manufacturing facility consisting of 15 modular laboratories each with a designated function.

     The facility manufactures a range of biological products, including PI-88 ingredient and preparation of PI-166 for preclinical and clinical trials. It is equipped for genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and down-stream processing.

     Our facility is licensed by the Australian Therapeutic Goods Administration for the manufacture of biological-based starting materials for human therapeutics to cGMP and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms.

     PI-88 clinical demands increased 21% year on year due to Medigen's advancing Phase II liver cancer trial initiated in July 2004 and the initiation of new trials by the Company. Consequently, supply of PI-88 has become the priority of this division, and as a result contract manufacturing revenue has declined 26.9% to $1.428 million over the previous year.

     The gross margin earned on external contracts, as a percentage of sales, increased marginally from 73.2% to 76.5%.

     Growth in contract manufacturing revenue is therefore limited by PI-88 production requirements, which are expected to increase in the foreseeable future as both the Company and Medigen expand recruitment into respective PI-88 clinical trials. Revenue growth from contract manufacturing under current circumstances is therefore restricted to PI-88 requirements and plant capacity.

     Divisional priority is also focused on optimising PI-88 production processes and validating manufacturing steps in preparation for anticipated production/technology transfer for future supply of Phase III clinical trial material.

PROGEN  INDUSTRIES  LIMITED

--------------------------------------------------------------------------------

     LIQUIDITY

     The Company ended the financial year in a strong financial position having cash and cash equivalents totalling $23.428 million up from $14.321 million. The increase in cash reserves was due to $12.041 million being raised through the exercise of the listed and employee options and $3.048 million being raised through a private placement of the Company's shares, being the shortfall in listed options that remained unexercised at the 31 May 2005 expiry date.

     Cash and cash equivalents at 30 June 2005 consisted of highly liquid interest bearing investments with maturities of 90 days or less. We believe that these investments do not constitute any material market risk exposure.

     Cash Flows
     Cash of $5.3 million was expended during the year ended 30 June 2005 to finance net operating activities. This was in line with the previous corresponding reporting period.

     Funding Requirements
     Currently there are no material commitments to capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical program and our drug discovery program. We are presently funding three Phase II multi-centre clinical trials of PI-88 and one Phase lb clinical trial of Pl-166.

     We expect to incur net costs of $1.670 million over the next two years on our current PI-88 clinical development program by which time all current trials are anticipated to have completed. In addition we expect to incur an additional $266,000 on our current Pl-166 Phase Ib trial.

     Drug discovery is partially funded by a $3.394 million Auslndustry Commercial Ready grant. This grant is for three years funding commencing August 2005. Over this period the Company's contribution to this program is expected to also be $3.394 million.

     Future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability to successfully expand our contract manufacture services, our ability to generate revenue from the commercialization of PI-88, Pl-166 and our drug discovery platform, and the availability of other financing.

     The Company estimates that the current cash reserves are sufficient to fund its on-going operations for at least 18 months from the date of this report. This excludes capital requirements outside of normal operating activities.

8. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

     There were no significant changes in the state of affairs of the Company during the year other than those matters that are stated in this report and the accompanying financial report.

9. SIGNIFICANT EVENTS AFTER THE BALANCE DATE

     There has not been any matter or circumstance, other than referred to elsewhere in this report, the financial statements or notes thereto, that has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

     -     the Company's operations in future financial years; or
     -     the results of those operations in future financial years; or
     -     the Company's state of affairs in future financial years.

PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------

10. LIKELY DEVELOPMENTS AND EXPECTED RESULTS

     The directors see significant opportunities and challenges in the year ahead including:

     - Continuing the clinical development of PI-88 which involves conducting and managing the multiple Phase II cancer trials.
     - In parallel with the clinical development program, complete a PI-88 partnering agreement with a Pharmaceutical or Biotech company that has the appropriate capabilities to accelerate development and move towards commercialisation outcomes. The Company has engaged the transactional services of Burrill and Company to assist with this process.
     - Finalise the optimal manufacturing process for PI-88 and validating that process to ensure we have a robust process at the same time ensuring product requirements for the various clinical trials are met.
     - Continue the clinical development of Pl-166, in particular address poor patient recruitment rates onto the current Phase Ib trial to accelerate the completion of this trial.
     - Continue to advance our Drug Discovery program with the objective of producing a new drug candidate with the potential to enter human clinical studies by the end of 2008.
     - To screen in-licensing opportunities to supplement the existing drug development pipeline.
     - Assess funding opportunities to ensure that capital requirements are sufficient in facilitating realisation of corporate and operational objectives.

11. REMUNERATION REPORT

     A, PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

     Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of shareholder value.

     The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:
          -    competitiveness and reasonableness
          -    acceptability to shareholders
          -    performance linkage/alignment of executive compensation
          -    transparency
          -    capital management

     Remuneration packages include a mix of fixed and variable remuneration and long-term based incentives.

     NON-EXECUTIVE DIRECTORS
     Non-executive directors' fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees are reviewed periodically by the Board.

     Non-executive directors' have, in the past, received share options in the Company. The Company considers that issuing options to non-executive directors is good cash management in that it is a form of non-cash remuneration. Details of share options currently held by non-executive directors are shown on page 39. The Company may consider issuing further share options to non-executive directors', such allocations are subject to shareholder approval under the listing rules of the Australian Stock Exchange.

     Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The current aggregate fee pool limit is $300,000 which was approved by shareholders at the 2002 AGM.

     Fees paid to non-executive directors' was last reviewed on 1 January 2005 and amounts to $53,750 per annum for each non-executive director. This is inclusive of board committee fees.

     Retirement allowances are not paid to non-executive directors.

PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------

     EXECUTIVE PAY
     The executive pay and reward framework has two components:
          -    fixed  remuneration  including  base  pay  and  benefits
          -    performance-linked  remuneration

     Fixed remuneration
     The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

     Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

     Base pay for senior executives is reviewed annually through a process that considers individual performance and overall performance of the Company. A senior executive's remuneration is also reviewed on promotion.

     There are no guaranteed base pay increases included in any senior executives' contracts. Certain executives are however entitled to receive a fixed number of options on the first three anniversaries of commencement of employment with the Company. Such arrangements are used as a non-cash inducement to secure the services of those senior executives' and as a means of retaining the services of those senior executives'.

     The Company does not pay retirement benefits to any senior executives' other than contributing compulsory superannuation to the senior executives' fund of choice. This benefit forms part of the senior executives' base remuneration.

     Performance-linked remuneration
     Performance linked remuneration includes both cash and equity based incentives and is designed to reward executive directors and senior executives' for achieving certain defined objectives.

     The cash incentives provided are typically short-term orientated and aligned to the successful achievement of stated Company goals. Currently several senior executives can earn cash bonuses on the Company achieving its stated aim of partnering PI-88. Given how important securing the right partner on the appropriate deal terms is for the future success of the Company the Remuneration Committee believes this aligns the remuneration of the executive with the performance of the Company. No cash bonuses were paid to senior executives in the current financial year.

     Periodically, the Remuneration Committee considers the appropriate targets with which senior executives' can earn cash bonuses on achieving and the level of payout if targets are met.

     Equity based incentives currently consist of options that are issued under the Progen Directors and Employee Option Incentive Plan which was approved at the 2004 AGM,

     The Remuneration Committee periodically considers the granting of options to senior executives'. With the exception of the Managing Director the number of options granted to senior executives' is based on the prior performance and seniority of that executive and therefore they have no performance hurdles attached to them that are required to be achieved before they can be exercised. The exercise price has however been set above the share price at the time of grant, thereby linking this component of remuneration to shareholder returns.

     Details of options currently held by senior executives' is shown on page
     39.

     As a development stage Company the Remuneration Committee does not provide long-term incentives based on the Company's earnings. As stated above current incentive arrangements are based on the achievement of the stated aim of partnering PI-88.

     In considering the consequences of the Company's performance on shareholder wealth the Board have regard to total shareholder returns. In the Company's case this consists of the movement in the

PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------

     EXECUTIVE PAY (CONT'D)

     Company's share price and other capita! management incentives, including the 1 for 8 bonus option issue in November 2003. Given the current stage of the Company's development we have never paid a dividend and currently have no intentions of doing so.

     The following table shows the change in the Company's share price and market capitalisation during the current financial year and the previous four financial years:

---------------------------------------------------------------------------------------
                                                2001     2002     2003    2004     2005
-------------------------------------------  -------  -------  -------  ------  -------
Share price at end of year                   $ 1.54   $ 1.01   $ 0.76   $ 3.55  $ 2.69
-------------------------------------------  -------  -------  -------  ------  -------
Change in share price                        ${0.99)  $(0.53)  $(0.25)  $ 2.79  $(0.86)
-------------------------------------------  -------  -------  -------  ------  -------
Market capitalisation at end of year ($m's)  $ 37.6   $ 24.6   $ 22.9   $122.5  $109.1
-------------------------------------------  -------  -------  -------  ------  -------
Change in market capitalisation ($m's)       $(17.2)  $(13.0)  $ (1.7)  $ 99.6  $(13.4)
---------------------------------------------------------------------------------------

B. DETAILS OF REMUNERATION

     The emoluments (excluding options granted) of each director and the 5 officers of the Company receiving the highest emoluments during the year are as follows:

-----------------------------------------------------------------------------------------------------------
                                          Primary                  Post employment       Equity
------------------------  -----------------------------------  -----------------------  ---------  --------
                           Cash salary    Cash   Non-monetary      Super-   Retirement   Value of
                              and fees   bonus       benefits   annuation     benefits    Options     Total
Director                             $       $              $           $            $          $         $
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
S. Chang                       236,177       -              -      21,256            -          -   257,433
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
L.J. Lee                       268,783       -         37,885      24,190            -          -   330,858
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
Prof. J.R. Zalcberq             44,376       -              -       3,994            -          -    48,370
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
P.O. Burns                      48,370       -              -           -            -          -    48,370
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
Dr M.L. Eutick                  44,376       -              -       3,994            -          -    48,370
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
Dr S.S.C. Chang                 48,370       -              -           -            -          -    48,370
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
E. Cheng                             -       -              -           -            -          -         -
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------

Executives
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
L. Burns
(appointed 23
August 2004)
(Company Secretary,
CFO)                           117,819       -              -      10,604            -     33,330   161,753
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
M. McColl
(resigned 15
August 2004)
(Company
Secretary, CFO)                  6,531       -          2,049         766            -          -     9,346
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
R. Don
(resigned 4
March 2005)
(Vice President
Research
& Development)                 107,834       -              -       7,429            -          -   115,263
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
8. Creese (Head
of Clinical
Development)                   100,004       -              -       9,338            -          -   109,342
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
D. Schliebs
(resigned 17 June
2005)
(Vice President
Business
Development)                   122,024       -         14,586      10,708            -     25,520   172,838
------------------------  ------------  ------  -------------  ----------  -----------  ---------  --------
S. Meibusch *
(appointed 17 June
2005)
(Director of
Business Development)            3,288       -              -         295            -          -     3,583
-----------------------------------------------------------------------------------------------------------


Page 9 of 52

PROGEN INDUSTRIES LIMITED

DIRECTORS' REPORT (CONT'D)
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
G. Orders
(General Manager
Contract Services)              89,127       -         28,457       9,018            -          -  126,602
-----------------------------------------------------------------------------------------------------------

  * S Meibusch was appointed Director of Business Development on 17 June 2005. Before this appointment she was the Company's Manager of Business Development. Amounts shown above include S Meibusch's remuneration as the Director of Business Development and not that of the entire reporting period.

     C. SERVICE AGREEMENTS

     It is the Company's policy that service contracts for executive directors and senior executives be unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately, by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

     The service contract outlines the components of remuneration paid to the executive directors and senior executives but does not prescribe how remuneration levels are modified year to year. Remuneration levels are reviewed each year to take into account cost-of-living changes, any change in the scope of the role performed by the senior executive.

     The current base remuneration and termination notice periods included in the service agreements with executives are detailed below.

     S Chang, Executive Chairman
          - Term of agreement - until next AGM in which you are required to seek re-election in accordance with the Company's Constitution,
          - Current base salary, inclusive of superannuation, of $305,200, last reviewed on 1 January 2005.
          - Payment of termination benefit on early termination by the Company, other than for misconduct, equal to 13 weeks base salary.

     L Lee, Managing Director
          - Term of agreement - unlimited, capable of termination on 3 months notice.
          - Current base salary, inclusive of superannuation, of $305,200, last reviewed on 1 January 2005.
          - Payment of termination benefit on termination by the Company, other than for misconduct, equal to 3 months base salary.

     L Burns, CFO and Company Secretary
          - Term of agreement - unlimited, capable of termination on 8 weeks notice.
          - Current base salary, inclusive of superannuation, of $158,050, last reviewed on 1 January 2005.
          - Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary,

     B Creese, Head of Clinical Development
          - Term of agreement - unlimited, capable of termination on 4 weeks notice.
          - Current base salary, inclusive of superannuation, of $109,000, last reviewed on 1 July 2004.
          - Payment of termination benefit on termination by the Company equal to 4 weeks base salary.

     G Order, General Manager, Contract Services
          - Term of agreement - unlimited, capable of termination on 4 weeks notice.
          - Current base salary, inclusive of superannuation, of $109,000, last reviewed on 1 July 2004.
          - Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------

     C. SERVICE AGREEMENTS (CONT'D)

     S Meibusch, Director of Business Development
          - Term of agreement - unlimited, capable of termination on 4 weeks notice.
          - Current base salary, inclusive of superannuation, of $103,550, last reviewed on 20 June 2005.
          - Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

     D. SHARE-BASED COMPENSATION

     The last tranche of options granted to the directors and employees of the Company was made on 28 October 2003 under the terms of the Employee and Executive Share Incentive Scheme ("2003 Plan") which was approved by shareholders at the 2003 annual general meeting.

     The options granted to employees during the current reporting period only included those negotiated as a component of compensation at the time the employee was considering an offer to join the Company. These options were granted under either the terms of the 2003 Plan or the Directors and Employees Option Incentive Plan which was approved by shareholders at the 2004 annual general meeting.

     The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

                                            No. of               Value per
Specified                                   options  Exercise    option at      Date
Executive      Grant date     Expiry date   granted    price    grant date   exercisable
----------------------------------------------------------------------------------------
               14 September    28 February                                   From grant
D Schliebs             2004           2006   22,000  $    4.00  $      1.16  date
-----------  --------------  -------------  -------  ---------  -----------  -----------
               14 September    28 February                                   From grant
S Meibusch*            2004           2006   10,000  $    4.00  $      1.16  date
-----------  --------------  -------------  -------  ---------  -----------  -----------
                16 February    28 February                                   From grant
L Burns                2005           2006   33,000  $    4.00  $      1.01  date
----------------------------------------------------------------------------------------

     *These options were granted to S Meibusch before she was appointed Director of Business Development, they therefore are not included in her remuneration in that position.

     Options granted under the plans for no consideration, vest immediately and carry no dividend or voting rights. When exercised each option is converted into one ordinary share.

     The amounts disclosed for emoluments relating to options above are the assessed fair values at grant date of the options granted to directors and executives. The fair value of options granted in 2004 and 2005 were computed at grant date using a Black-Scholes option pricing model with the following weighted average assumptions:

     --------------------------------------
                                2005   2004
     ------------------------  -----  -----
     Expected lives (yrs)      0.94    1.6
     ------------------------  -----  -----
     Expected volatility       51.9%  70.9%
     ------------------------  -----  -----
     Expected dividend yield    0.0%   0.0%
     ------------------------  -----  -----
     Risk free interest rate   5.29%  5.39%
     --------------------------------------

PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------

     D. SHARE-BASED COMPENSATION (CONT'D)

     Further details relating to options are set out below.

-----------------------------------------------------------------------------------------------------------
                             A                    B                C              D               E
                      % remuneration          Value at          Value at      Value at    Total of columns
                       consisting of         grant date      exercise date   lapse date         B to D
Name                      options                 $                $              $               $
------------------  --------------------  -----------------  --------------  -----------  -----------------
S. Chang                            0.0%                  -          50,000            -             50,000
------------------  --------------------  -----------------  --------------  -----------  -----------------
L.J. Lee                            0.0%                  -          75,600            -             75,600
------------------  --------------------  -----------------  --------------  -----------  -----------------
Prof J.R. Zalcberg                  0.0%                  -          20,000            -             20,000
------------------  --------------------  -----------------  --------------  -----------  -----------------
P.O. Burns                          0.0%                  -          20,000            -             20,000
------------------  --------------------  -----------------  --------------  -----------  -----------------
Dr M.L. Eutick                      0.0%                  -          20,000            -             20,000
------------------  --------------------  -----------------  --------------  -----------  -----------------
Dr S.S.C. Chang                     0.0%                  -          20,000            -             20,000
------------------  --------------------  -----------------  --------------  -----------  -----------------
E. Cheng                            0.0%                  -                            -                  -
------------------  --------------------  -----------------  --------------  -----------  -----------------
L. Burns                           20.6%             33,330               -            -             33,330
------------------  --------------------  -----------------  --------------  -----------  -----------------
M. McColl                           0.0%                  -          39,710            -             39,710
------------------  --------------------  -----------------  --------------  -----------  -----------------
Dr R. Don                           0.0%                  -         126,860            -            126,860
------------------  --------------------  -----------------  --------------  -----------  -----------------
Dr B. Creese                        0.0%                  -          65,360            -             65,360
------------------  --------------------  -----------------  --------------  -----------  -----------------
Dr D. Schliebs                     14.8%             25,520          96,000            -            121,520
------------------  --------------------  -----------------  --------------  -----------  -----------------
G. Orders                           0.0%                  -         114,300            -            114,300
------------------  --------------------  -----------------  --------------  -----------  -----------------
S. Meibusch                         0.0%                  -               -            -                  -
-----------------------------------------------------------------------------------------------------------

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.
B = The value at grant date calculated in accordance with AASB 1046 Director and Executive Disclosures by
Disclosing Entities of options granted during the year as part of remuneration. C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year. In all instances the options exercised were granted in previous years. D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

12. ENVIRONMENTAL REGULATIONS

     The Company complies with all environmental regulations applicable to its operations. There have been no known breaches of these regulations.

13. ROUNDING

     The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

14. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

     During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Due to the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium are excluded.

     The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

     No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

PROGEN  INDUSTRIES  LIMITED

--------------------------------------------------------------------------------

15. TAX CONSOLIDATION

     Effective from 1 July 2003, for the purposes of income taxation, Progen Industries Limited and it's dormant wholly-owned subsidiary have deferred the implementation of a tax sharing arrangement until the subsidiary is active.

16. DIRECTORS AND MEETINGS ATTENDED

     The number of directors' meetings held during the year and the number of meetings attended by each director were as follows:

     ------------------------------------------------------------------------------
                                                       NO. OF DIRECTORS' MEETINGS
     -----------------------------------------------  -----------------------------
                                                      TOTAL WHILST A
     NAME                                                   DIRECTOR       ATTENDED
     -----------------------------------------------  --------------  -------------
     S. Chang                                                      9              9
     -----------------------------------------------  --------------  -------------
     L.J. Lee                                                      9              9
     -----------------------------------------------  --------------  -------------
     Prof. J.R. Zalcberg                                           9              9
     -----------------------------------------------  --------------  -------------
     P.O. Burns                                                    9              9
     -----------------------------------------------  --------------  -------------
     Dr M.L. Eutick                                                9              8
     -----------------------------------------------  --------------  -------------
     Dr S.S.C. Chang                                               9              6
     -----------------------------------------------  --------------  -------------
     E. Cheng (Alternate Director to Dr S S C Chang)               9              3
     ------------------------------------------------------------------------------

     Total number of directors' meetings during the year: 9

     ----------------------------------------------------------------------------------
                                                       NO. OF AUDIT COMMITTEE MEETINGS
     -----------------------------------------------  ---------------------------------
                                                       TOTAL WHILST A
     NAME                                                      MEMBER          ATTENDED
     -----------------------------------------------  ----------------  ---------------
     P.O. BURNS                                                      6                6
     -----------------------------------------------  ----------------  ---------------
     DR M.L. EUTICK                                                  6                6
     -----------------------------------------------  ----------------  ---------------
     PROF. J.R. ZALCBERG                                             1                -
     ----------------------------------------------------------------------------------

     Prof. J.R. Zalcberg was appointed a member of the Audit Committee on 6 April 2005.

     Total  number  of Audit Committee meetings during the year: 6

17. CORPORATE GOVERNANCE

     In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Progen Industries Limited support and have adhered to the principles of corporate governance. The Company's corporate governance statement is disclosed separately in this annual report.

18. AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

     The directors received the following declaration from the auditor of Progen Industries Limited.

Ernst & Young                      - 1 Eagle Street        - Tel  61 7 3011 3333
                                     Brisbane  QLD 4000      Fax  61 7 3011 3100
                                     Australia               DX   165 Brisbane

                                     PO Box 7878
                                     Waterfront Place
                                     Brisbane QLD 4001

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF PROGEN INDUSTRIES LIMITED

In relation to our audit of the financial report of Progen Industries Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.


/s/ Ernst & Young
Ernst & Young


/s/ Winna Irschitz
Winna Irschitz
Partner
Date: 2 September 2005

PROGEN INDUSTRIES LIMITED
DIRECTORS' REPORT (CONT'D)
--------------------------


Signed in accordance with a resolution of the directors.


/s/ L. Lee


L. Lee Director


Dated: Brisbane, 2 September 2005

PROGEN INDUSTRIES LIMITED

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                                    2005      2004
                                                                         NOTES     $'000     $'000
REVENUE FROM ORDINARY ACTIVITIES
Sales revenue                                                                2    1,428     3,490
Other revenue from ordinary activities                                       2    1,686     1,529
                                                                                --------  --------
TOTAL REVENUE FROM OPERATING ACTIVITIES                                           3,114     5,019

REVENUE FROM NON-OPERATING ACTIVITIES
Revenue from sale of discontinued operation                                  2        -     1,174
                                                                                --------  --------

TOTAL REVENUE FROM ORDINARY ACTIVITIES                                            3,114     6,193
                                                                                --------  --------

Borrowing costs expensed                                                            (17)      (17)
Cost of sales                                                                3     (336)   (1,544)
Consumable costs                                                                   (176)     (171)
Depreciation                                                                 3     (569)     (648)
Occupancy costs                                                                    (121)     (113)
Other expenses from ordinary activities                                            (429)      (98)
Research and development costs                                                   (3,620)   (4,312)
Selling, marketing, administrative and corporate costs                           (3,783)   (3,761)
Carrying value of Life Science assets sold                                            -      (493)
Share of net profit/(loss) of associate accounted for using the equity
method                                                                       7        -       183
                                                                                --------  --------

LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME
TAX EXPENSE                                                                      (5,937)   (4,781)

INCOME TAX EXPENSE RELATING TO ORDINARY
ACTIVITIES                                                                   4        -         -

NET LOSS                                                                         (5,937)   (4,781)
                                                                                --------  --------

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN
INDUSTRIES LIMITED                                                               (5,937)   (4,781)
                                                                                --------  --------
Share Issue Costs                                                           14     (464)     (266)

TOTAL CHANGES IN EQUITY OTHER THAN THOSE
RESULTING FROM TRANSACTIONS WITH OWNERS AS
OWNERS                                                                           (6,401)   (5,047)
                                                                                --------  --------

Basic and diluted loss per share (cents per share)                          21    (16.6)    (14.6)

The accompanying notes form part of these financial statements.

PROGEN INDUSTRIES LIMITED

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                 NOTES       2005        2004
                                                                            $'000       $'000
CURRENT ASSETS
Cash assets                                                       16(b)    23,428     14,321
Receivables                                                         5         243        458
Other                                                               6          38        161
                                                                         ---------  ---------

TOTAL CURRENT ASSETS                                                       23,709     14,940
                                                                         ---------  ---------

NON-CURRENT ASSETS
Investments                                                         7       2,388      2,388
Property, plant and equipment                                       8         908      1,282
Other                                                               9          13         15
                                                                         ---------  ---------

TOTAL NON-CURRENT ASSETS                                                    3,309      3,685
                                                                         ---------  ---------

TOTAL ASSETS                                                               27,018     18,625
                                                                         ---------  ---------

CURRENT LIABILITIES
Payables                                                           10       1,162      1,300
Provisions                                                         11         250        237
Oilier                                                             12                    209
                                                                         ---------  ---------

TOTAL CURRENT LIABILITIES                                                   1,412      1,746
                                                                         ---------  ---------

NON-CURRENT LIABILITIES
Provisions                                                         13         115         99
                                                                         ---------  ---------

TOTAL NON-CURRENT LIABILITIES                                                 115         99
                                                                         ---------  ---------

TOTAL LIABILITIES                                                           1,527      1,845
                                                                         ---------  ---------

NET ASSETS                                                                 25,491     16,780
                                                                         =========  =========

EQUITY
Contributed equity                                                 14      88,376     73,751
Other reserves                                                     15          23          -
Accumulated losses                                                 26     (62,908)   (56,971)
                                                                         ---------  ---------

TOTAL EQUITY                                                               25,491     16,780
                                                                         =========  =========

The accompanying notes form part of these financial statements.

PROGEN INDUSTRIES LIMITED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                     NOTES       2005       2004
                                                                $'000      $'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers                                        2,091      4,102
Payments to suppliers and employees                           (8,809)   (10,664)
Grant recovery                                                   605        626
Interest received                                                820        665
Borrowing costs                                                  (17)       (17)
                                                             --------  ---------
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES    16(a)   (5,310)    (5,288)
                                                             --------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of discontinued operation                       -      1,174
Purchase of property, plant and equipment                       (216)      (190)
Proceeds from sale of property, plant and equipment                8         25
                                                             --------  ---------

NET CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES             (208)     1,009
                                                             --------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of ordinary shares                       15,089      6,874
Payment of share issue costs                                    (464)      (266)
                                                             --------  ---------

NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES            14,625      6,608
                                                             --------  ---------

NET INCREASE/(DECREASE) IN CASH HELD                           9,107      2,329
Add opening cash brought forward                              14,321     11,995
Effect of exchange rate changes on cash                            -         (3)
                                                             --------  ---------

CLOSING CASH CARRIED FORWARD                          16(b)   23,428      14321
                                                             ========  =========

The accompanying notes form part of these financial statements.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial report is a general-purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

CHANGES IN ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the previous year.

FOREIGN CURRENCIES

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction. Amounts payable to and by the entity that are outstanding at the reporting date and are denominated, in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year. All resulting exchange differences arising on settlement or re-statement are brought to account in determining the net profit or loss for the financial year.

CASH AND CASH EQUIVALENTS

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand, in banks, in short term deposits and money market investments readily convertible to cash, net of outstanding bank overdrafts. Bank overdrafts are earned at the principal amount. Interest is charged as an expense as it accrues.

RECEIVABLES

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred,

INVESTMENTS

Listed shares held for trading are carried at net market value. Changes in net market value are recognised as a revenue or expense in determining the net profit for the period.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the financial report.

All other non-current investments are carried at the lower of cost and recoverable amount.

RECOVERABLE AMOUNT

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down, in determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate. The Company has not undertaken any non-current asset write downs of this kind during the current period.

PROGEN  INDUSTRIES  LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

PROPERTY, PLANT AND EQUIPMENT

Cost and valuation
All classes of properly, plant and equipment are measured at cost.

Depreciation
Depreciation is provided on a straight-line basis on all property, plant and equipment.

Major depreciation periods are:       2005            2004

Plant and equipment                5 - 10 years      5 - 10 years
Office furniture and equipment     3 - 10 years      3 - 10 years
Leasehold improvements           the lease term    the lease term

LEASES

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis. Contingent rentals are recognised as an expense in the financial year in which they are incurred.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Company are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised. Capitalised lease assets are depreciated over the estimated useful life of the assets. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and depreciated on a straight line basis over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

OTHER NON-CURRENT ASSETS

Research and development costs
Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Expenditure carried forward
Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

PAYABLES

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

INTEREST - BEARING LIABILITIES

All loans are measured at the principal amount. Interest is charged as an expense as it accrues. Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

PROVISION

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefit to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

CONTRIBUTED EQUITY

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods
Control of the goods has passed to the buyer.

Rendering of Services
Where the contract outcome can be reliably measured, control of the right to be compensated for the services and the stage of completion can be reliably measured. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

Where the contract outcome cannot be reliably measured, revenue is recognised only to the extent that costs have been incurred.

Interest
Control of the right to receive the interest payment.

Dividends
Control of the right to receive the dividend payment.

Research and development grants
Where a grant is received relating to research and development cost that have been expensed, the grant is recognised as revenue. Payments in advance are allocated to deferred revenue in the statement of financial position and recognised as revenue when eligible expenditure to which the grant relates is incurred.

TAXES

Income Tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax kisses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and services tax (GST)
Revenue,  expenses  and  assets  are recognised net of the amount of GST except:
     - Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
     - Receivables and payables are stated with the amount of GST included The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

EMPLOYEE BENEFITS

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:
wages and salaries, non-monetary benefits, annual leave and long service leave, sick leave and other leave benefits; and other types of employee benefits are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 18 is not being recognised as an employee benefits expense.

EARNINGS PER share (EPS)

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

-    costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognized as expenses; and
- other non-discretionary changes in revenues or expenses during the period, that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

COMPARATIVES

Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                              2005    2004
                                                             $'000   $'000

2.  REVENUE FROM ORDINARY ACTIVITIES

SALES REVENUE FROM OPERATING ACTIVITIES
Revenue from sale of goods                                        -   1,536
Revenue from services                                         1,428   1,954
                                                             ------  ------

Total sales revenue from operating activities                 1,428   3,490
                                                             ------  ------

OTHER REVENUE FROM OPERATING ACTIVITIES
Interest                                                        820     665
Grant recovery                                                  767     836
Proceeds from sale of property, plant and equipment               8      25
Other revenue                                                    91       3

REVENUE FROM NON-OPERATING ACTIVITIES
Revenue from sale of discontinued operation refer Note 2(a)       -   1,174
                                                             ------  ------

Total other revenues                                          1,686   2,703
                                                             ------  ------

Total revenues from operating and non-operating activities    3,114   6,193
                                                             ======  ======

(a)  DISCLOSURE OF DISCONTINUED OPERATIONS

On the 11 November 2003 the Board of Directors announced the sale of the Company's Life Sciences division to Global Science and Technology Ltd (GST), a subsidiary of New Zealand based EBOS Ltd.

The sale was completed on 28 November 2003.

The decision to divest this division was based on the Company strategy to focus on core R&D activities where most potential shareholder value resides.

FINANCIAL PERFORMANCE INFORMATION OF THE LIFE SCIENCE DIVISION INCLUDED IN THE COMPANY'S RESULTS FOR THE YEAR ENDED 30 JUNE 2004 IS AS FOLLOWS:

                                                                         2004
                                                                         $000

Proceeds for sale of business                                            1,174
                                                                       --------

Revenue from ordinary activities                                         1,536
Expenses from ordinary activities                                       (1,301)
Profit on disposal of business activity                                    681
                                                                       --------
Profit before income tax                                                   916
Income tax                                                                   -
                                                                       --------
Net Profit                                                                 916
                                                                       --------

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                            2005    2004
3.  EXPENSES AND LOSSES/(GAINS)                                             $'000  $'OOO

Loss from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:

Cost of sales:
  Cost of sales - sale of goods                                                    1,021
  Cost of sales - sale of services                                            336    523
                                                                            -----  ------
                                                                              336  1,544
                                                                            -----  ------

Depreciation of non-current assets
  Leasehold improvements                                                       76    107
  Plant and equipment                                                         454    487
  Office furniture and equipment                                               39     48
  Motor Vehicles                                                                       6
                                                                            -----  ------
Total depreciation of non-current assets                                      569    648
                                                                            -----  ------

Net foreign exchange loss/(gain)                                                7     (9)

Loss/(gain) on disposal of property, plant and equipment                       13     (4)

Operating lease rental                                                        107    113

4.  INCOME TAX

The prima facie tax, using tax rates applicable in the country of operation, on operating profit and extraordinary items differs from the income tax provided in the financial statements as follows:

Prima facie tax on loss from ordinary activities @ 30%                     (1,781)  (1,434)

Tax effect of permanent differences:
  Other expenses                                                               12        3
  Additional deduction for research and development expenditure              (315)    (244)
                                                                           -------  -------
Income tax adjusted for permanent differences                              (2,084)  (1,675)

Future income lax benefit arising from tax losses not brought to account at balance date as realisation of the benefit is not regarded as
virtually certain                                                           2,084    1,675
                                                                           -------  -------

Income tax attributable to operating loss                                       -        -
                                                                           =======  =======

Estimated potential future income tax benefit attributable to tax losses
not booked.                                                                21,442   19,315
                                                                           =======  =======

The future income tax benefit will only be obtained if:

(i) future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deducibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Company in realising the benefit.

TAX CONSOLIDATION

Effective from 1 July 2003, for purposes of income taxation, Progen Industries Limited and its dormant subsidiary have not entered into tax consolidation.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                  2005    2004
5.  RECEIVABLES                                                  $'000   $'OOO
                                                                 -----  ------
Trade debtors                                                       30    365
Provision for doubtful debts                                         -    (22)
                                                                 -----  ------
                                                                    30    343
Sundry debtors                                                     213    115
                                                                 -----  ------
Total Receivables                                                  243    458
                                                                 =====  ======

(a) TERMS AND CONDITIONS

Terms and conditions relating to the above financial instruments:

(i)  Trade  debtors  are  non-interest  bearing  and  generally on 30 day terms.
(ii) Sundry debtors are non-interest bearing and have repayment terms between 30 and 90 days.

6.  OTHER CURRENT ASSETS

Prepayments                                                          38    161
                                                                  =====  =====



7. INVESTMENTS

Investments                                                       2,388  2,388
                                                                  =====  =====

On 31 May 2000 Progen entered into an agreement with Medigen Biotechnology Corporation (MBC) a company incorporated in Taiwan, in relation to the co-development of PI-88 (the 'Alliance Agreement'). Under the Alliance Agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to those undertaken by Progen. In return MBC is entitled to receive 15% of Progen's future PI-88 revenues generated from cancer and cardiovascular diseases. In accordance with the Alliance Agreement Progen is to supply PI-88 to MBC free of charge for the designated trials and provide 'in kind' technical know-how to assist MBC with conduct of the trials.

On 28 April 2005 Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50%, up to $A1 million, of the recently initiated Phase II melanoma clinical trial (PI-88 in combination with Dacarbazine).

Under the Alliance Agreement Progen was issued 19.9% of MBC's issued ordinary equity at no cost and with certain anti-dilution rights. As at 30 June 2005 Progen held 15,176,525 ordinary shares in MBC.

On 1 January 2004 the Company re-assessed its capacity to have 'significant influence' over Medigen and, due to the significant growth and expansion of both Companys' activities, has determined this to be no longer the case, in accordance with Australian Accounting Standards the Company has therefore discontinued the equity method of accounting for this investment as of 1 January 2004. As of that dale, the investment balance was S2.38 million and continues to be carried at that amount, which is estimated to be less than its current net realisable value.

Stanley Chang, a director of Progen, is the Chairman and CEO of MBC.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                   2005       2004
7. INVESTMENT'S (CONT'D)                                          $'OOO      $'000

(i) Share of associate's profit/(loss)

Share of associate's:
- net pro fit/'f loss) before income tax                               -        183
- income tax attributable to net loss                                  -          -
                                                                ---------  ---------
Share of associate's net loss                                          -        183
                                                                =========  =========

(ii) Retained losses of the entity attributable to associate.

Balance at the beginning of the financial year                    (2,957)    (3,140)
Share of associate's net profitless)                                   _        183
                                                                ---------  ---------
Balance at the end of the financial year                          (2,957)    (2,957)
                                                                =========  =========


8. PROPERTY, PLANT & EQUIPMENT

Leasehold improvements
  At cost                                                            612        542
  Accumulated depreciation                                          (534)      (458)
                                                                ---------  ---------
                                                                      78         84
                                                                ---------  ---------

Plant and equipment
  At cost                                                          4,533      4,408
  Accumulated depreciation                                        (3,740)    (3,286)
                                                                ---------  ---------
                                                                     793      1,122
                                                                ---------  ---------

Office furniture and equipment
  At cost                                                            449        429
  Accumulated depreciation                                          (412)      (374)
                                                                ---------  ---------
                                                                      37         55
                                                                ---------  ---------

Motor Vehicles
  At cost                                                              -         61
  Accumulated depreciation                                             -        (40)
                                                                ---------  ---------
                                                                       _         21
                                                                ---------  ---------

Total property, plant and equipment
  At cost                                                          5,594      5,440
  Accumulated depreciation                                        (4,686)    (4,158)
                                                                ---------  ---------

Total written down amount                                            908      1,282
                                                                =========  =========

RECONCILIATIONS

Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current and previous financial year.

Leasehold Improvements
Carrying amount at beginning                                          84        176
Additions                                                             70         15
Depreciation expense                                                 (76)      (107)
                                                                ---------  ---------
                                                                      78         84
                                                                ---------  ---------

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                              2005      2004
8.  PROPERTY, PLANT & EQUIPMENT (CONT'D)                     $'000     $'000

Plant and equipment
Carrying amount at beginning                                 1,122      1,463
Additions                                                      125        156
Disposals                                                        -        (10)
Depreciation expense                                          (454)      (487)
                                                          ---------  ---------
                                                               793      1,122
                                                          --------------------

Office furniture and equipment
Carrying amount at beginning                                    55         93
Additions                                                       21         19
Disposals                                                                  (9)
Depreciation expense                                           (39)       (48)
                                                          ---------  ---------
                                                                37         55
                                                          ---------  ---------

Motor Vehicles
Carrying amount at beginning                                    21         37
Disposals                                                      (21)       (10)
Depreciation                                                     -         (6)
                                                          ---------  ---------
                                                                 -         21
                                                          ---------  ---------

9.  OTHER (NON CURRENT)

Security deposit                                                13         15
                                                          =========  =========


10.  PAYABLES (CURRENT)

Trade creditors                                                257        689
Other creditors                                                905        611
                                                          ---------  ---------
                                                             1,162      1,300
                                                          =========  =========
(a) AUSTRALIAN DOLLAR EQUIVALENTS

Australian dollar equivalent of amounts
payable in Foreign currencies not effectively hedged:

- United States Dollar                                         163          5

(b)  TERMS AND CONDITIONS

Terms and conditions relating to the above financial instruments:
(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.
(ii) Other creditors are non-interest bearing and have a term between 30 days and 12 months.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                  2005   2004
11.  PROVISIONS (CURRENT)                                        $'000  $'000

Employee benefits (refer note 18)                                  250    237
                                                                 =====  =====


12. OTHER (CURRENT)

Deferred income                                                      -    209
                                                                 =====  =====

Deterred income results from advanced payments received from Auslndustry in relation to the Company's R&D Start Grant, Amounts are brought to revenue when the expenditure, to which these receipts relate, is incurred. This grant expired on 30 June 2005, and therefore amounts received as at that dale which remained unearned are shown as other creditors as the amount is repayable to Auslndustry.

13. PROVISIONS (NON-CURRENT)

Employee benefits (refer note 18)                              115      99
                                                             ======  ======

14. CONTRIBUTED EQUITY

a) ISSUED AND PAID UP CAPITAL

Ordinary shares fully paid                                   88,376  73,751
                                                             ======  ======

Issued during the year
b) Movements in shares on issue

                                                            2005                  2004
                                                         Number of    $'000    Number of     $'000
                                                           Shares                Shares
----------------------------------------------------------------------------------------------------

Beginning of the financial year                          34,521,065   73,751   30,099,223    67,143

Issued during the year
- equity raised through private placement                 1,219,015    3,048    3,800,000     5,320

    less transaction costs (i)                                    -     (464)           -      (266)

- options exercised by shareholders in terms of
the Prospectus dated 19 November 2003 (ii)                2,588,502    6,471      422,086     1,055

- placement options exercised (iii)                         700,000    1,750            -         -

- options exercised by employees in terms of the Share
Scheme approved at the AGM held on 31 October 2003 (iv)   1,528,211    3,820      199,756       499
                                                         -------------------------------------------

End of the financial year                                40,556,793   88,376   34,521,065    73,751
                                                         ===========================================

(i) Shares allotted under the private placement, were issued on 15 June 2005 and all the transaction costs relate to these shares issued. Total proceeds received by the Company for the private placement of these shares totalled 3,047,538, less transaction costs of 5463,503.

(ii) Shares allotted in terms of the Prospectus - one for eight Bonus Option issue, were exercised at various dates during the year. These options had an exercise price of $2.50 and expired on 31 May 2005. Total proceeds received by the Company from shareholders for the exercise of options totalled S6,471,255.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

14.  CONTRIBUTED EQUITY (CONT'D)

(iii) Shares allotted on the exercise of options issued under the terms of an unconditional agreement in relation to a private placement of shares in November 2003.

(iv) Shares allotted in terms of the Employee and Executive Share Incentive Scheme, were exercised at various dates during the year. These options expired on 31 May 2005. Total proceeds received from the exercise of options was $3,820,528.

c)  SHARES OPTIONS

Options over ordinary shares:

At the end of the year there were a total of 590,320 (2004: 7,036,581) unissued ordinary shares in respect of which options were outstanding.

(i)  Listed Shareholder Options:

At the end of the year there were a total of Nil (2004: 4,507,517) unissued ordinary shares in respect of which listed shareholder options were outstanding. These options expired on 31 May 2005. Of the 4,507,517 options outstanding at 1 July 2004 3,258,502 were exercised and the remaining 1,219,015 were issued as a private placement under the terms of an underwriting agreement entered into by the Company on 16 May 2005. The following table summarises information about shareholder and placement options granted, outstanding and exercisable at 30 June 2005:

                               BALANCE BEGINNING OF YEAR     BALANCE END OF YEAR
GRANT DATE       EXPIRY DATE  NUMBER OF         AVERAGE     NUMBER OF     AVERAGE
                               OPTIONS       OPTION PRICE    OPTIONS   OPTION PRICE
                                                   $                         $
3 DECEMBER 2003  31 MAY 2005    4,507,517           2.50          -               -

(ii)  Employee and Executive share incentive scheme:

During the financial year 2005, 32,000 unlisted options over ordinary shares were issued in terms of an Employee and Executive share Incentive Scheme approved at the 2003 Annual General Meeting held on 31 October 2003. An additional 33,000 unlisted options over ordinary shares were issued in terms of Progen Directors and Employees option Incentive Plan approved at the 2004 Annual General Meeting held on 30 November 2004. Details are provided in Note 18. In total 567,820 unlisted options over ordinary shares remain outstanding as at 30 June 2005 that have been issued under the various employee share incentive schemes.

(iii)  Supplier and other service provider:

On 1 March 2005 a consultant to the Company was issued 22,500 options as part of the terms of the consultancy agreement. The key terms of these options are as follows:

Exercise Price: $4.43
Exercise Period: 23 June 2005 to 23 December 2006

As a result of the issuance of these options, the Company expensed 522,500.

                                                         2005   2004
15. RESERVES                                            $'000  $'000
Options reserve (i)                                        23      -
                                                        -----  -----
                                                           23      -
                                                        =====  =====

(i) Fair value of options issued to a consultant. Refer to Note 14 e (iii).

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                                                   2005      2004
16. STATEMENT OF CASH FLOWS                                                                       $'000     $'000
                                                                                               --------  --------
(a) RECONCILIATION OF THE OPERATING PROFIT AFTER TAX TO THE NET CASH FLOWS FROM OPERATIONS
    Profit / (Loss) from ordinary activities after lax                                          (5,937)   (4,781)
    Less proceeds from sale of discontinued operation                                                -    (1,174)
                                                                                               --------  --------
    Profit/ (Loss) from continuing ordinary activities after tax                                (5,937)   (5,955)

    NON-CASH ITEMS
    Depreciation of non current assets                                                             569       648
    Net (profit)/loss on disposal of property, plant and equipment                                  13        (3)
    Share of associates' net (profits)/losses                                                        -      (183)
    Options granted to consultant (i)                                                               23         -

    CHANGES IN ASSETS AND LIABILITIES
    (Increase)/decrease in trade and other debtors                                                 215       208
    (Increase)/decrease in prepayments                                                             123       (67)
    (Increase)/decrease in inventories                                                               -       796
    (Decrease)/increase in trade and other creditors                                              (345)     (781)
    (Decrease)/increase in employee benefits                                                        29        49
                                                                                               --------  --------
    Net cash used in operating activities                                                       (5,310)   (5,288)
                                                                                               ========  ========
(i) Refer note 14 (c) (iii)

b) RECONCILIATION OF CASH

  Cash balance comprises:
    Cash                                                                                           147     1,241
    Short term deposits                                                                         23,281    13,080
                                                                                               --------  --------
  Closing cash balance                                                                          23,428    14,321
                                                                                               ========  ========

17. EXPENDITURE COMMITMENTS

(a) EXPENDITURE COMMITMENTS

The following expenditure commitment had been contracted but not provided

Sponsored Research Agreement
In 2002 the Company signed a Sponsored Research Agreement with the Australian National University. The terms of this agreement state that the Company is to fund research in quarterly amounts of $58,286 until 30 September 2005. During the financial year both parties agreed to an extension of the previous agreement up to 17 February 2006 without additional payments during the extension period.

Insurance Premium
In July 2005 the Company signed an agreement to fund the Company's insurance premium for the year ended 30 June 2006. The terms of the agreement state that the amount funded is to be repaid in nine equal monthly instalments of 559,666 including finance charges (2004: nine equal instalments of $57,142).

Consultant Agreements
During the financial year 2005 Progen entered in various Consultant agreements with a committed value of $376,913 for the next financial year.

Purchases
At the end of the financial year 2005 Progen ordered goods and services with a total value of 520,383 which had not been delivered by 30 June 2005.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                                   2005   2004
17. EXPENDITURE COMMITMENTS (CONT'D)                                              $'000   $'OOO
                                                                                  ------  -----
Future expenditure commitments not provided for in the financial statements and payable:
not later than one year:

Sponsor Research Agreement                                                            58    231

Consultant Agreements                                                                377      -

Insurance Premium                                                                    547    514

Purchases                                                                             20      -
                                                                                  ------  -----

Total not later than one year                                                      1,002    745

- later than one and not longer than five years                                        -    499
                                                                                  ------  -----

Total expenditure commitment                                                       1,002  1,244
                                                                                  ======  =====

(b) NON-CANCELLABLE OPERATING LEASE COMMITMENTS

Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments


- not later than on year                                                                107    97

- later than one and not longer than five years                                          77     -
                                                                                        ---  ----

- aggregate lease expenditure contracted for at balance date                            184    97
                                                                                       ====  ====

The operating lease commitments include the rental of office premises and office equipment.

(c) CLINICAL TRIALS

At 30 June 2005 the Company had anticipated expenditure commitments of $.1,936,000 (2004: $1,624,000) in relation to the clinical trials currently being undertaken for PI-88 and PI-166. These commitments are forecast to become due and payable as follows: $1 ,583,000 not later than one year, and $353,000 later than one and not longer than five years, however that could vary depending upon the rate of patient recruitment.

18. EMPLOYER BENEFITS AND SUPERANNUATION COMMITMENTS

EMPLOYEE BENEFITS

The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on -costs                           154    -
Provisions (current)                                            250  237
Provisions (non-current)                                        115   99
                                                                ---  ---

                                                                519  336
                                                                ===  ===


EMPLOYEE SHARE INCENTIVE SCHEME

The Company has previously issued directors, executives and certain permanent members of staff options over the ordinary shares of Progen Industries Limited. These options, issued for nil consideration, are issued in accordance with the employee and executive directors option plans established by the directors of Progen Industries Limited. The options are issued for varying terms not exceeding 10 years and are exercisable upon issue.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

18. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONT'D)

Of the 65,000 options granted this financial year 32,000 were granted under the terms of an employee and non-executive director share incentive scheme approved at the 2003 Annual General Meeting held on 31 October 2003. These options were issued for nil consideration and are exercisable upon issue. The expiry date for these options is 28 February 2006.

The remaining 33,000 options were granted under the terms of an employee and non-executive director share incentive scheme approved at the 2004 Annual General Meeting held on 30 November 2004. These options were issued for nil consideration and are exercisable upon issue. The expiry date for these options is 28 February 2006.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

                                             2005                        2004

                                   Number of      Weighted       Number of   Weighted
                                    Options        average        Options     average
                                               exercise price                exercise
                                                      $                        price
                                                                                 $
Beginning of the financial year    2,529,064              3.44   1,168,220        4.97
- granted                             65,000              4.00   1,800,000        2.50
- forfeited                          (26,000)             4.00    (239,400)       5.34
- expired                           (472,033)             5.86           -           -
- exercised (i)                   (1,528,211)             2.50    (199,756)       2.50
                                  ----------------------------------------------------
Balance at end of year               567,820              4.00   2,529,064        3.44
                                  ====================================================
Exercisable at end of year           567,820                     2,529,064
                                  ====================================================

(i) The following table summarises information about options exercised by employees:

                                              Options exercised during the   Options exercised during the
                                                   year ended 30 June 2005        year ended 30 Jane 2004
Grant date                                                  31 October 2003               31 October 2003
Expiry date                                                     31 May 2005                   31 May 2005
Exercise price                                $                        2.50  $                       2.50
Number of shares issued                                           1,528,211                       199,756
Aggregate proceeds received                   $                   3,820,528  $                    499,390
Weighted average fair value of shares issued  $                        3.42  $                       3.29

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Progen Industries Limited on the ASX as at the close of trading on their respective issue dates.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

18.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONT'D)

The following table summarises information about options granted under the employee share incentive scheme outstanding and exercisable at 30 June 2005:

                                         Balance Beginning of Year    Balance End of Year
                                                        Average                   Average
                                        Number of    option price   Number of  option price
Grant date            Expiry date        options           $         options         $
8 February 2000      8 February 2005          100,000           4,46          -              -
8 February 2000      8 February 2005          200,000           6.24          -              -
8 February 2000      8 February 2005          100,000           8.91          -              -
22 December 2000     22 December 2005         350,000           4.00    350,000           4.00
28 February 2001     28 February 2006         178,820           4.00    152,820           4.00
31 October 2003      31 May 2005            1,600,244           2.50          -              -
14 September 2004    28 February 2006               -              -     32,000           4.00
16 February 2005     28 February 2006               -              -     33,000           4.00
                                        =============                 =========
                                            2,529,064                   567,820
                                        =============                 =========

All options on issue at 30 June 2005 are exercisable from grant dale.

SUPERANNUATION

The Company makes no superannuation contributions other than the statutory superannuation guarantee levy. The Company does not operate a defined benefit plan on behalf of its employees.
The Company contributed on behalf of employees $279,584 to superannuation funds for the year ended 2005 (2004: $214,523).

19.  CONTINGENT LIABILITIES

Under the terms of our premises lease agreement we are required undertake remedial works to make good at the time we vacate the premises. The bulk of these remedial works will involve dismantling and decommissioning plant and equipment. The current lease term expires in March 2007 at which time the Company estimates the costs of these remedial works to be $110,000.

20.  SUBSEQUENT EVENTS

On 19 July 2005 the Company received an offer from AusIndustry of a Commercial Ready grant to assist with the funding of the Company's drug discovery program. The offer is for the funding of 50% of eligible project expenditure up to $3,393,608 over the next three years. The Company subsequently accepted this offer.

On 9 August 2005 the Company announced the expansion of its Pl-88 Phase II clinical trial program into prostate cancer. PI-88 will be combined with the chemotherapy agent Taxotere (R) (docetaxel) from the global pharmaceutical company Sanofi-Aventis, to assess the efficacy and safety of PI-88 in 82 patients with androgen-independent prostate cancer (patients whose condition continues to worsen despite having received hormone therapy). Progen is conducting the trial with the support of Sanofi-Aventis which is providing a financial grant to the clinical investigators as well as the supply of Taxotere
(R). Progen will be monitoring trial progress and providing safety reporting under the IND (Investigational New Drug) guidelines of the United States FDA (Food & Drug Administration).

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

                                                                      2005          2004
                                                                     $'000         $'000
21. EARNINGS PER SHARE

Earnings used in calculating basic earnings (loss) per share           (5,937)       (4,781)
                                                                  ============  ============

Basic and diluted earnings (loss) per share (cents per share)           (16.6)        (14.6)
                                                                  ============  ============

Weighted average number of ordinary shares on issue used in the
calculation of basic earnings per share                            35,709,343    32,675,867
                                                                  ============  ============

                                                                         2005          2004
22. AUDITORS' REMUNERATION                                        $             $

Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
    -  The Australian financial report of the entity                  105,250        66,500
    -  The US financial report of the entity                           60,000        50,500
    -  Start Grant audit                                                6,000         4,000
                                                                  ------------  ------------
                                                                      171,250       121,000
                                                                  ------------  ------------

(b) Other services in relation to the entity                                -        13,250
                                                                  ------------  ------------
                                                                            -        13,250
                                                                  ------------  ------------

                                                                      171,250       134,250
                                                                  ============  ============

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) DETAILS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

(i) Specified directors

S. Chang           Executive Chairman
L.J. Lee           Managing Director
Prof. J. Zalcberg  Director (non-executive)
Dr. M. Eutick      Director (non-executive)
P.O. Burns         Director (non-executive)
Dr. S.S.C. Chang   Director (non-executive)
E. Cheng           Alternate Director to Dr Chang

(ii) Specified Executives

L. Burns         Chief Financial Officer (appointed 23 August 2004)
M. McColl        Chief Financial Officer (resigned 15 August 2004)
Dr. R. Don       V.P. Research & Development (resigned 4 March 2005)
Dr. D. Schliebs  V.P. Business Development (resigned 17 June 2005)
G. Orders        General Manager -Contract Services
S. Meibusch      Director of Business Development (appointed 17 June 2005)

(b) REMUNERATION OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

(i) Principles used to determine the nature and amount of remuneration

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of shareholder value.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (CONT'D)

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:
     -    competitiveness and reasonableness
     -    acceptability lo shareholders
     -    performance linkage/alignment of executive compensation
     -    transparency
     -    capital management

Remuneration packages include a mix of fixed and variable remuneration and long-term based incentives.

NON-EXECUTIVE DIRECTORS
Non-executive directors' fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees are reviewed periodically by the Board.

Non-executive directors' have, in the past, received share options in the Company. The Company considers that issuing options to non-executive director is good cash management in that it is a form of non-cash remuneration. Details of share options currently held by non-executive directors are shown at note 23(d). The Company may consider issuing further share options to non-executive directors', such allocations are subject to shareholder approval under the listing rules of the Australian Stock Exchange.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The current aggregate fee pool limit is $300,000 which was approved by shareholders at the 2002 AGM.

Fees paid to non-executive directors' was last reviewed on 1 January 2005 and amounts to $53,750 per annum for each non-executive director. This is inclusive of board committee fees.

Retirement allowances are not paid to non-executive directors.

EXECUTIVE PAY
The executive pay and reward framework has two components:
     -    fixed remuneration including base pay and benefits
     -    performance-linked remuneration

Fixed remuneration
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Base pay for senior executives is reviewed annually through a process that considers individual performance and overall performance of the Company. A senior executive's remuneration is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executives' contracts. Certain executives are however entitled to receive a fixed number of options on the first three anniversaries of commencement of employment with the Company. Such arrangements are used as a non-cash inducement to secure the services of those senior executives' and as a means of retaining the services of those senior executives'.

The Company does not pay retirement benefits to any senior executives' other than contributing compulsory superannuation to the senior executives' fund of choice. This benefit forms part of the senior executives' base remuneration.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (CONT'D)

Performance-linked remuneration
Performance linked remuneration includes both cash and equity based incentives and is designed to reward executive directors and senior executives' for achieving certain defined objectives.

The cash incentives provided are typically short-term orientated and aligned to the successful achievement of stated Company goals. Currently several senior executives can earn cash bonuses on the Company achieving its stated aim of partnering P1-88. Given how important securing the right partner on the appropriate deal terms is for the future success of the Company the Remuneration Committee believes this aligns the remuneration of the executive with the performance of the Company. No cash bonuses were paid to sensor executives in the current financial year.

Periodically, the Remuneration Committee considers the appropriate targets with which senior executives' can earn cash bonuses on achieving and the level of payout if targets are met.

Equity based incentives currently consist of options that are issued under the Progen Directors and Employee Option Incentive Plan which was approved at the 2004 AGM.

The Remuneration Committee periodically considers the granting of options to senior executives'. With the exception of the Managing Director the number of options granted to senior executives' is based on the prior performance and seniority of that executive and therefore they have no performance hurdles attached to them that are required to be achieved before they can be exercised. The exercise price has however been set above the share price at the time of grant, thereby linking this component of remuneration to shareholder returns.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (CONT'D)

(ii) Remuneration of Specified Directors and Specified Executives
Details of the nature and amount of each major element of remuneration of each director of the Company ("specified directors") and each of the five or more executives of the company with the greatest authority ("specified executives") are:

                                Primary                    Post Employment          Equity    Total
---------------------------------------------------------------------------------------------------
                      Salary &   Cash    Non Monetary                  Retirement
Specified Directors     Fees     Bonus     Benefits    Superannuation   benefits   Options
---------------------------------------------------------------------------------------------------
S. Chang
2005                   236,177        -             -          21,256           -        -  257,433
2004                   188,815        -             -          16,993           -   82,500  288,308
L.J. Lee
2005                   268,783        -        37,S85          24,190           -        -  330,858
2004                   251,411        -        16,981          22,627           -   82,500  373,519
Prof. J.R. Zalcberg
2005                    44,376        -             -           3,994           -        -   48,370
2004                    39,440        -             -           3,550           -   33,000   75,990
P.O. Burns
2005                    48,370        -             -               -           -        -   48,370
2004                    42,990        -                             -           -   33,000   75,990
Dr M.L. Eutick
2005                    44,376        -             -           3,994           -        -   48,370
2004                    39,440        -             -           3,550           -   33,000   75,990
Dr S.S.C. Chang (i)
2005                    48,370        -             -               -           -        -   48,370
2004                    42,990        -             -               -           -   33,000   75,990
E. Cheng (ii)
2005                         -        -             -               -           -        -        -
2004                         -        -             -               -           -        -        -
Total Remuneration:
Specified Directors
2005                   690,452        -        37,885          53,434           -        -  781,771
2004                   605,086        -        16,981          46,720           -  297,000  965,787

(i) Dr S.S.C. Chang is the Chairman and CEO of Medigen Biotechnology
Corporation.
(ii) E. Cheng is the alternate director to Dr S.S.C. Chang.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (CONT'D)

                                    Primary                       Post Employment       Equity    Total
-------------------------------------------------------------------------------------------------------
                          Salary &   Cash    Non Monetary                  Retirement
Specified Executives        Fees     Bonus     Benefits    Superannuation   benefits   Options
-------------------------------------------------------------------------------------------------------
L. Burns (from 23/8/04)
                  2005     117,819        -             -          10,604           -   33,330  161,753
                  2004           -        -             -               -           -        -        -
M. McColl (to 15/8/04)
                  2005       6,531        -         2,049             766           -        -    9,346
                  2004     100,461        -        10,684           9,041           -   33,000  153,186
Dr R. Don (to 4/3/05)
                  2005     107,834        -             -           7,429           -        -  115,263
                  2004     118,522        -             -          10,667           -   26,400  155,589
Dr D. Schliebs (to
17/6/05)
                  2005     122,024        -        14,586          10,708           -   25,520  172,838
                  2004     110,000        -             -           9,900           -   19,800  139,700
G. Orders
                  2005      89,127        -        28,457           9,018           -        -  126,602
                  2004      97,486        -             -           8,773           -   26,400  132,659
S. Meibusch (from
17/6/05)
                  2005       3,288        -             -             295           -        -    3,583
                  2004           -        -             -               -           -        -        -
R. Stewart (to 28/11/03)
                  2005           -        -             -               -           -        -        -
                  2004      43,540    7,000             -           3,240           -        -   53,780
Total Remuneration:
Specified Executives
                  2005     446,623        -        45,092          38,820           -   58,850  589,385
                  2004     470,009    7,000        10,684          41,621           -  105,600  634,914

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (CONT'D)

(c) REMUNERATION OPTIONS: GRANTED AND VESTED DURING THE YEAR
During the financial year options were granted to specified executives as disclosed below. The options were issued free of charge. Each option entities the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $4.00.

                                                     TERMS & CONDITIONS FOR EACH GRANT
                                         Value per     Exercise
                                         option at    Price per
SPECIFIED        Granted                grant date      share        First Exercise     Last Exercise
EXECUTIVES       Number    Grant Date       ($)          ($)              Date              Date
-----------------------------------------------------------------------------------------------------
Dr. D. Schliebs   22,000  14 September         1.16          4.00         14 September    28 February
                          2004                                            2004            2006
L. Burns          33,000  16 February          1.01          4.00         16 February     28 February
                          2005                                            2005            2006

(d) OPTION HOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

                   Balance at                            Net     Balance at
                   beginning                           Change      end of           Vested at 30 June 2005
                   of period                            Other      period
                               Granted as                                                  Not
SPECIFIED            1 July     Remuner-    Options               30 June
DIRECTORS             2004       ation     Exercised      #         2005       Total    exercisable   Exercisable
-----------------------------------------------------------------------------------------------------------------
S. Chang              379,047           -    304,047         -       75,000   75,000               -       75,000

L.J. Lee              640,000           -    190,000  (400,000)      50,000   50,000               -       50,000

Prof. J. Zalcberg     176,981           -    101,981         -       75,000   75,000               -       75,000

Dr M. Eutick          175,000           -    100,000         -       75,000   75,000               -       75,000

P.O. Bums             175,000           -    100,000         -       75,000   75,000               -       75,000

Dr. S.S.C. Chang      100,000           -    100,000         -            -        -               -            -

E. Cheng                    -           -          -         -            -        -               -            -

SPECIFIED
EXECUTIVES
-----------------------------------------------------------------------------------------------------------------
L. Burns                    -      33,000          -         -       33,000   33,000                       33,000

M. McColl              28,000           -     28,000         -            -        -               -            -

Dr. R. Don            102,000           -     73,000   (29,000)           -        -               -            -

Dr. D. Schliebs        60,000      22,000     55,000    (5,000)      22,000   22,000               -       22,000

G, Orders              80,000           -     80,000         -            -        -               -            -

S. Meibusch                 -      10,000          -         -       10,000   10,000               -       10,000
-----------------------------------------------------------------------------------------------------------------
Total               1,916,028      65,000  1,132,028  (434,000)     415,000  415,000               -      415,000
-----------------------------------------------------------------------------------------------------------------

# Includes options that expired unexercised.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (CONT'D)

(e)  EXERCISE OF OPTIONS GRANTED AS REMUNERATION

During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

                      NUMBER OF SHARES  AMOUNT PAID PER SHARE
SPECIFIED DIRECTORS
S. Chang                       250,000  S                 2.50
L.J. Lee                       190,000  $                 2.50
Prof. J. Zalcberg              100,000  $                 2.50
Dr M. Eutick                   100,000  $                 2.50
P.O. Burns                     100,000  S                 2.50
Dr. S.S.C. Chang               100,000  S                 2.50
SPECIFIED EXECUTIVES
M. McColl                       28,000  $                 2.50
Dr. R. Don                      73,000  $                 2.50
Dr. D. Schliebs                 55,000  S                 2.50
G. Orders                       80,000  $                 2.50

There are no amounts unpaid on the shares issued as a result of the exercise of the options.

(f)  SHAREHOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

SHARES HELD IN PROGEN   BALANCE   ON EXERCISE OF  NET CHANGE   BALANCE 30 JUNE 05
INDUSTRIES LIMITED     1 JULY 04     OPTIONS

                          ORD          ORD            ORD             ORD
SPECIFIED DIRECTORS

S. Chang                 432,377         304,047           -              736,424

L.J. Lee                       -         190,000     (30,000)             160,000

Prof. J. Zalcberg         15,849         100,000           -              115,849

Dr M. Eutick                   -         100,000           -              100,000

P.O. Burns                   500         100,000           -              100,500

Dr. S.S.C. Chang               -         100,000           -              100,000

E. Cheng                       -               -           -                    -

SPECIFIED EXECUTIVES

L. Burns                       -               -           -                    -

G, Orders                      -               -           -                    -

S. Meibusch                    -               -           -                    -
---------------------------------------------------------------------------------
Total                    448,726         894,047     (30,000)           1,312,773
---------------------------------------------------------------------------------

(f)  TRANSACTION WITH RELATED PARTIES

Dr. S.S.C. Chang is the Chairman and CEO of Medigen Biotechnology Corporation
(MBC). During the reporting period MBC transacted with the Company under the terms of the Alliance Agreement (refer note 7).

During the year the amount charged to MBC in relation to its 50% contribution to the costs of Pl-88 Phase II trial in combination with dacarbazine amounted to $59,261.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

24.  SEGMENT INFORMATION

The Company operates predominantly in the biotechnology industry. Its activities comprise the research, development, and manufacture of biopharmaceuticals.

The Company operates predominantly in Australia, however dues import and export some products.

SEGMENT INFORMATION

                                   RESEARCH &                       CONTRACT
BUSINESS SEGMENTS                  DEVELOPMENT   LIFE SCIENCE (i)  MANUFACTURE    TOTAL
2005                                  $'000           $'OOO           $'OOO       $'OOO

OPERATING REVENUE

Sales to customers outside
consolidated entity                        826                  -        1,428    2,254

                                  -------------  ----------------  ------------
Total Segment Revenue                      826                  -        1,428
                                  -------------  ----------------  ------------

Unallocated Revenue                                                                 860
                                                                                 -------
Total Revenue                                                                     3,114
                                                                                 =======

SEGMENT RESULT                          (3,540)                           (244)  (3,784)

Unallocated revenues & expenses                                                  (2,153)

                                                                                 -------
OPERATING (LOSS)                                                                 (5,937)

(i) The Life Sciences division was sold in November 2003. Refer note 2(a) for further details.


SEGMENT INFORMATION

                                     RESEARCH &                   CONTRACT
BUSINESS SEGMENTS                   DEVELOPMENT   LIFE SCIENCE   MANUFACTURE    TOTAL
2004                                   $'OOO          $'000         $'000       $'OOO
OPERATING REVENUE

Sales to customers outside
consolidated entity                         836           1,536         1,954   4,326

                                    ------------  -------------  ------------
Total Segment Revenue                       836           1,536         1,954
                                    ------------  -------------  ------------

Unallocated Revenue                                                             1,867
                                                                               -------
Total Revenue                                                                   6,193
                                                                               =======

SEGMENT RESULT                           (4,158)            236           614  (3,308)

Share of (loss) of associated
accounted for using equity method             -               -             -     183

Unallocated revenues & expenses                                                (1,656)

                                                                               -------
Operating (loss)                                                               (4,781)
                                                                               =======

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

24.  SEGMENT INFORMATION (CONT'D)

SEGMENT INFORMATION
                                   RESEARCH &                  CONTRACT
BUSINESS SEGMENTS                 DEVELOPMENT   LIFE SCIENCE  MANUFACTURE   TOTAL
2005                                 $'000         $'OOO         $'OOO      $'000
ASSETS

Segment assets                             184             -          706      890
Unallocated assets                                         -                26,128
                                                                           -------
Total assets                                               -                27,018
                                                                           =======

LIABILITIES
Segment Liabilities                        506             -           96      602
Unallocated Liabilities                                    -                   925
                                                                           -------
Total Liabilities                                          -                 1,527
                                                                           =======

OTHER SEGMENT INFORMATION
Acquisition of Property, Plant &
Equipment, and other non-current
assets                                      35             -          172      207

Depreciation                               223             -          322      545


SEGMENT INFORMATION
                                   RESEARCH &                    CONTRACT
BUSINESS SEGMENTS                 DEVELOPMENT   LIFE SCIENCE   MANUFACTURE   TOTAL
2004                                 $'000          $'000         $'000      $'OOO
ASSETS

Segment assets                             458              -         1,200   1,658
Unallocated assets                                          -                16,967
                                                                             ------
Total assets                                                -                18,625
                                                                             =======

LIABILITIES
Segment Liabilities                        542              -            93     635
Unallocated Liabilities                      -              -             -   1,210
                                                                             ------
Total Liabilities                            -              -             -   1,845
                                                                             ======

OTHER SEGMENT INFORMATION
Acquisition of Property, Plant &
Equipment, and other non-current
assets                                      46              2           132     180

Depreciation                               262              -           351     613

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

25. FINANCIAL INSTRUMENTS

a) INTEREST RATE RISK

The Company's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date are as follows:

FIXED INTEREST RATE MATURING IN:

FINANCIAL                                                                        TOTAL
INSTRUMENTS 2005                                                               CARRYING
                             FLOATING             OVER 1    MORE     NON-        AMOUNT      WEIGHTED AVERAGE
                             INTEREST    1 YEAR    TO 5    THAN 5  INTEREST    AS PER THE   EFFECTIVE INTEREST
                               RATE     OR LESS    YEARS   YEARS    BEARING     BALANCE           RATES
                                                                                 SHEET
                               $'000     $'000     $'000   $'OOO     $'000       $'000              %
(i) FINANCIAL ASSETS

Cash                               147    23,281        -       -          -       23,428                  5.5
Trade and other
receivables                          -         -        -       -        243          243
Security deposit                                                          13           13                  3.3
Investment in MBC
(unlisted shares)                    -         -        -       -      2,388        2,388
                             -------------------------------------------------------------
Total financial assets             147    23,281        -       -      2,644       26,072
                             -------------------------------------------------------------

(ii) FINANCIAL
LIABILITIES

Trade and other
creditors                            -         -        -       -      1,162        1,162
                             -------------------------------------------------------------
Total Financial
liabilities                          -         -        -       -      1,162        1,162
                             -------------------------------------------------------------



FIXED INTEREST RATE MATURING IN:

FINANCIAL                                                                  TOTAL
INSTRUMENTS 2004                                                         CARRYING
                         FLOATING            OVER 1    MORE     NON-     AMOUNT AS
                         INTEREST   1 YEAR    TO 5    THAN 5  INTEREST    PER THE    WEIGHTED AVERAGE
                           RATE     OR LESS   YEARS   YEARS    BEARING    BALANCE   EFFECTIVE INTEREST
                                                                           SHEET           RATES
                           $'000     $'OOO    $'000   $'OOO     $'000      $'000             %
(i) FINANCIAL ASSETS

Cash                         1,241   13,080                               14,321                    5.0
Trade and other
receivables                      -        -        -       -        458        458
Security deposit                                                     15         15                  3.3
Investment  in  MBC
(unlisted shares)                -        -        -       -      2,388      2,388
                         ---------------------------------------------------------
Total financial assets       1,241   13,080        -       -      2,861     17,182
                         ---------------------------------------------------------

(ii) FINANCIAL
LIABILITIES

Trade and other
creditors                        -        -        -       -      1,300      1,300
                         ---------------------------------------------------------
Total financial
liabilities                      -        -        -       -      1,300      1,300
                         ---------------------------------------------------------

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

25.  FINANCIAL INSTRUMENTS (CONT'D)

b)   NET FAIR VALUES

The carrying value of financial assets and liabilities at the balance date approximate at their net fair values.

(i) THE FOLLOWING METHODS AND ASSUMPTIONS ARE USED TO DETERMINE THE NET FAIR VALUES OF FINANCIAL assets AND LIABILITIES

RECOGNISED FINANCIAL INSTRUMENTS

Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade, receivables, trade creditors and dividends receivable: The carrying amount approximates fair value. Short-term borrowings: The carrying amount approximates fair value because of their short-term to maturity.

Non-current investments/securities: For financial instruments traded in organized financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price and where the fair value cannot be reliably determined, the investment is carried at cost.

c)   CREDIT RISK EXPOSURE

The Company's maximum exposure to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets in the balance sheet.

d)   HEDGING INSTRUMENTS

At 30 June 2005, the Company had no unused forward exchange contract facilities (2004: $Nil).

                                                                  2005       2004
26.  RECONCILIATION OF ACCUMULATED LOSSES                        $'OOO      $'000
Balance at the beginning of the financial year                 (56,971)   (52,190)
                                                               --------  ---------
Net loss attributable to members of Progen Industries Limited   (5,937)    {4,781)
                                                               --------  ---------
Total available for appropriation                              (62,908)   (56,971)
                                                               --------  ---------
Balance at the end of the financial year                       (62,908)   (56,971)
                                                               ========  =========

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

27.  IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

For reporting periods beginning on or after 1 January 2005, the Company must comply with Australian equivalents to the International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. Accordingly, the Company's first hall-year report prepared under AIFRS will he for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under AIFRS will be for the year ended 30 June 2006.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (AQAAP) applicable for reporting periods ended 30 June 2005.

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS} which will be applicable for the financial year ended 30 June 2006. In 2005, the Company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS, As a result the Company established a project team to address each of the areas in order of priority. The project is achieving its scheduled milestones and the Company is expected to be in a position to fully comply with the requirements of AIFRS for the 30 June 2006 financial year.

IMPACT OF TRANSITION TO IFRS

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliation from current AGAAP to AIFRS, and the selection and application of AIFRS accounting policies, are based on AIFRS standards that management expect to be in place when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary, therefore, further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the AIFRS project team; b) potential amendments to AIFRS and interpretations thereof being issued by the standard-setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and DIG interpretations.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition (1 July 2004} and 30 June 2005 and on net profit for the year ended 30 June 2005.

The rules for first time adoption of AIFRS are set out in AASB I First Time Adoption of Australian Equivalents to International Financial Reporting Standards. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note includes details of the AASB 1 elections adopted.

The significant changes to the accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below.

(a) Impairment of Assets

Under current AGAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs.

Under AIFRS the carrying amount of the Company's non-current assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

27.  IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONT'D)

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

An impairment loss will be recognised whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount. Impairment losses will be recognised in the income statement.

The adjustment for the Company is expected to be $Nil.

(b)  Share Based Payments

Under current AGAAP no expense is recognised for options issued to employees.

Under AIFRS the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the net profit, with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

No adjustment will be made to share-based payments issued after 7 November 2002 which have vested prior to 1 January 20G5.

For the financial year ended 30 June 2005, employee benefit expense and accumulated losses are expected to be increased by $33,330 representing the options expense for the period.

(c)  Income Taxes

On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method currently applied under AGAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income tax statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.

Current tax is the expected tax payable on the taxable income for the year (if any), using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

As disclosed in Note 4 to these financial statements the Company has significant future income tax benefit attributable to tax losses, however this benefit is not booked. Under AGAAP this benefit can only be booked if there is virtual certainty that the benefit will be realised. Under AIFRS the benefit can only be booked if it improbable that the benefit will be realised.

At this stage of the Company's development we do not satisfy the probable test, therefore no transition adjustments are expected.

The expected impact at 30 June 2005 is also $Nil.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

27.  IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONT'D)

(d)  Intangible Assets

Under AIFRS expenditure on research activities will be expensed as incurred and expenditure on development activities must be capitalised if the product is technically and commercially feasible and the Company has sufficient resources to complete the development. Under current AGAAP research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

No research or development expenditure has previously been capitalised under current AGAAP, therefore at transition there is no impact expected for the Company.

No research or development expenditure has been capitalised under current AGAAP in the year ended 30 June 2005, therefore there is no impact expected for the Company.

(e)  Financial Instruments

The Company expects to take advantage of the election in AASB 1 to not restate comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and, AASB 139 Financial Instruments: Recognition and Measurement. There are no expected adjustments in relation to these standards for 1 July 2004 or for the year ended 30 June 2005 as current AGAAP is expected to continue to apply.

As at 1 July 2005 the expected adjustments are:
- Under current AGAAP available-for-sale equities were recognised at cost, This includes the Company's investment in Medigen Biotechnology Corporation. This investment will continue to be recognised at cost until such time as its fair value can be reliably measured and will be tested for impairment at each reporting date there is objective evidence that the asset is impaired. No adjustment is expected for the Company.

(f)  Restoration Provision

Under the terms of our premises lease agreement we are required undertake remedial works to make good at the time we vacate the premises. The bulk of these remedial works will involve dismantling and decommissioning plant and equipment.

Under AIFRS, the present value of restoration obligations is recognised on acquisition of the asset mat will require dismantling and decommissioning. The provision is recognised as a non-current liability with a corresponding increase in asset. At each reporting date the restoration liability is measured in line with changes in discount rates, and timing and amount of costs to be incurred. Any changes in the liability are added or deducted from the related asset, other than unwinding of the discount which is recognised as interest in the income statement as it occurs.

At transition, a restoration provision was raised being the present value of the required restoration provision under AIFRS. An asset was recognised as the amount of the liability discounted back to acquisition date, and accumulated depreciation was calculated on this amount from acquisition to transition date. The net expected adjustment to the Company at the date of transition is:

-     Creation of a restoration provision               $98,000
-     Net increase in accumulated losses                $ 98,000

The expected impact on the Company for me financial year ended 30 June 2005 is to increase the restoration provision by $10,000 with a corresponding interest expense of $10,000.

(g)  Government Grants

The Company has been the recipient of an AusIndustry Start Grant. This grant provides for a reimbursement of eligible expenditure. AusIndustry advances monies quarterly based on our anticipated program expenditure.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

27.  IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (cont'd)

Under current AGAAP we treat these advances as unearnt revenue until such time as we have incurred the expenditure to which this grant relates at which time we recognise the applicable amount as grant income.

AIFRS requires government grants to be recognised as income on a systematic basis over the period necessary to match them with the related costs to which they are intended to compensate, but only when there is reasonable assurance that a) the entity will comply with the conditions attaching to them; and b) the grants will be received.

As the Company's current AGAAP accounting treatment of government grants is consistent with that required under AIFRS there is no impact expected for the Company at transition or for the year ended 30 June 2005.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

27.  IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONT'D)

SUMMARY OF TRANSITION ADJUSTMENTS

The following table sets out the expected adjustments to the statements of financial position of the Company at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative balance sheet as at 30 June 2005.

Reconciliation of equity 2004

                                             1 July 2004
                                                   Transition
                                        AGAAP        Impact       AIFRS
                                Note    $'000        $'000        $'000
-------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                14,321             -     14,321
Trade and other receivables                 458             -        458
Prepayments                                 161             -        161
                                       ----------------------------------
TOTAL CURRENT ASSETS                     14,940             -     14,940

NON-CURRENT ASSETS
Property, plant and equipment             1,282             -      1,282
Available for sale investments            2,388             -      2,388
Other non-current assets                     15             -         15
                                       ----------------------------------
TOTAL NON-CURRENT ASSETS                  3,685             -      3,685

                                       ----------------------------------
TOTAL ASSETS                             18,625             -     18,625
                                       ==================================

LIABILITIES

CURRENT LIABILITIES
Trade and other payables                  1,509             -      1,509
Short term provision                        237             -        237
                                       ----------------------------------
TOTAL CURRENT LIABILITIES                 1,746                    1,746

NON-CURRENT LIABILITIES
Long term provision               (f)        99            98        197
                                       ----------------------------------
TOTAL NON-CURRENT LIABILITIES                99            98        197

TOTAL LIABILITIES                         1,845            98      1,943
                                       ==================================

NET ASSETS                               16,780           (98)    16,682
                                       ==================================
EQUITY
Share capital                            73,751             -     73,751
Other reserves                                -             -          -
Accumulated losses                (l)   (56,971)          (98)   (57,069)
                                       ----------------------------------
TOTAL EQUITY                             16,780           (98)    16,682
                                       ==================================

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

27.  IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (cont'd)

Reconciliation of equity 2005

                                                      30 June 2005
                                                        Transition
                                              AGAAP       Impact      AIFRS
                                    Note      $'000       $'000       $'OOO
-----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                     23,428             -    23,428
Trade and other receivables                      243             -       243
Prepayments                                       38             -        38
                                            ---------------------------------
TOTAL CURRENT ASSETS                          23,709             -    23,709

NON-CURRENT ASSETS
Property, plant and equipment                    908             -       908
Available for sale investments                 2,388             -     2,388
Other non-current assets                          13             -        13
                                            ---------------------------------
TOTAL NON-CURRENT ASSETS                       3,309             -     3,309

TOTAL ASSETS                                  27,018             -    27,018
                                            =================================

LIABILITIES

CURRENT LIABILITIES
Trade and other payables                       1,162             -     1,162
Short term provision                             250             -       250
                                            ---------------------------------
TOTAL CURRENT LIABILITIES                      1,412             -     1,412

NON-CURRENT LIABILITIES
Long term provision                    (f)       115            10       125
                                            ---------------------------------
TOTAL NON-CURRENT LIABILITIES                    115            10       125

                                            ---------------------------------
TOTAL LIABILITIES                              1,527            10     1,537
                                            =================================

NET ASSETS                                    25,491            10    25,481
                                            =================================
EQUITY
Share capital                                 88,376             -    88,376
Other reserves                                    23            33        56
Accumulated losses                (b), (f)   (62,908)          (43)  (62,951)
                                            ---------------------------------
TOTAL EQUITY                                  25,491           (10)   25,481
                                            =================================

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005
--------------------------------------------------------------------------------

27.  IMPACT OP ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (cont'd)

Reconciliation of profit for the financial year ended 30 June 2005

The following table sets out the expected adjustments to the statements of financial performance of the Company and the consolidated entity for She year ended 30 Jane 2005.

                                                            30 June 2005
                                                              Transition
                                                     AGAAP      Impact      AIFRS
                                             Note    $'000      $'OOO       $'OOO
----------------------------------------------------------------------------------
Revenue                                               1,428                 1,428
Other income                                          1,686                 1,686
Employees benefits expense                     (b)    3,523           33    3,556
Depreciation and amortisation expense                   569                   569
Impairment of property, plant and equipment               -                     -
Other expenses                                        4,942                 4,942
Finance costs                                  (f)       17           10       27

                                                    ------------------------------
PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE            (5,937)         (43)  (5,980)
Income tax expense                                        -            -        -
                                                    ------------------------------
PROFIT/ (LOSS) FOR THE PERIOD                        (5,937)         (43)  (5,980)
----------------------------------------------------------------------------------

Summary of impact, of transition to AIFRS on retained earnings

The impact of the transition to AIFRS on retained earnings as at 1 July 2004 is summarised below:

                                                  $'OOO
---------------------------------------------------------
Retained earnings as at 1 July 2004 under AGAAP  (56,971)
Transition Impact                                    (98)
                                                 --------
Retained, earnings as at 1 July 2004 under IFRS  (57,069)
                                                 ========

PROGEN INDUSTRIES LIMITED
DIRECTOR'S DECLARATION
--------------------------------------------------------------------------------

In accordance with a resolution of the directors of Progen industries Limited, 1 state that:

(1)  In  the  opinion  of  the  directors:

     (a) The financial statements and notes of the Company are in accordance with the Corporations Act 2001, including the provision that:

          (i) this report provides a true and fair view of the Company's financial position as at 30 June 2005 and of its performance for the year ended on that date; and

          (ii) this report is in compliance with Accounting Standards and Corporations Regulations 2001; and

     (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the managing director and chief financial officer for the financial year ended 30 June 2005.

On behalf of the board.


/s/  L Lee


L Lee Director
Dated: Brisbane, 2 September 2005

ERNST & YOUNG                       - 1 Eagle Street       - Tel  61 7 3011 3333
                                      Brisbane QLD 4000      Fax  61 7 3011 3100
                                      Australia              DX   165 Brisbane

                                      PO Box 7878
                                      Waterfront Place
                                      Brisbane QLD  4001


INDEPENDENT AUDIT REPORT TO THE MEMBERS OF PROGEN INDUSTRIES LIMITED

SCOPE
The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Progen Industries Limited ("the company") for the year ended 30 June 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

ERNST & YOUNG


We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company,

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001, We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. la addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the financial report of Progen Industries Limited is in accordance with:
(a)  the  Corporations  Act  2001,  including:
     (i) giving a true and fair view of the financial position of Progen Industries Limited at 30 June 2005 and of its performance for the year ended on that date; and
     (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)  other  mandatory  financial  reporting  requirements  in  Australia.



/s/ Ernst & Young
Ernst & Young


/s/ Winna Irschitz
Winna Irschitz
Partner
Brisbane

2 September 2005